Exhibit 4.12

SUBORDINATED SURPLUS DEBENTURE

This Subordinated Surplus Debenture executed this 18th day of January, 2024 by and between Manatee Insurance Exchange, a Florida domiciled insurance reciprocal exchange (“Borrower”) and Acrisure SI-Vehicles, LLC, a Michigan domiciled limited liability company (“Lender”), together referred to as “the parties”.

It is deemed to be in the best interest of Borrower to increase its surplus as to policyholders, enabling it to continue or expand to transact the business of insurance in accordance with the Florida Insurance Code and requirements of the Florida Office oflnsurance Regulation. Lender hereby indicates its willingness to contribute to Borrower acceptable funds to accomplish the purpose as set forth in this Debenture, in the amount, on the terms, and subject to the conditions set forth herein.

Pursuant to and in compliance with Section 628.401, Florida Statutes, approval of the Florida Office of Insurance Regulation has been obtained to this agreement, for such contribution to surplus, and a Board Resolution has been issued by the Board of Directors of Borrower, as evidenced by copy of resolution attached.

For and in consideration of the parties’ mutual agreements as set forth herein, Lender hereby contributes to Borrower’s surplus of $5,000,000 and Borrower hereby accepts said contribution to surplus.

This Debenture is subject to the following terms and conditions:

1.

Amount. The contribution to surplus in the amount of $5,000,000 is made in the form of cash or cash equivalents. These assets have been approved by the Florida Office of Insurance Regulation and found to be acceptable assets pursuant to Chapter 625 Part II, Florida Statutes. Legal title to the contributed assets shall be registered in the name of Borrower.

2.

Interest Rate and Debenture Repayment. Said sum of money shall bear interest from the date of contribution at the rate of eight percent (8%) per annum on the unpaid principal balance. Accrued interest shall be payable annually, commencing on January 18, 2025, and continuing on January 18 of each year thereafter, said repayment subject to first having been approved by the Florida Office of Insurance Regulation. The principal sum of this Debenture and any unpaid interest thereon shall be due and payable in full under this Debenture on January 18, 2044, subject to approval by the Florida Office of Insurance Regulation.

3.

Repayment and Limitations. Borrower shall not make any principal or interest payment in respect to this Debenture unless such payment is approved in advance by the Florida Office of Insurance Regulation. Borrower shall not make any principal or interest payment in respect to this Debenture except out of surplus, excluding capital, and only if Borrower is in compliance with the Florida Insurance Code. Payment of this Debenture will not be approved if such payment would cause Borrower to be in violation of any part of the Florida Insurance Code. This Debenture shall not remain unpaid after such time as the original intent referenced above has been achieved or is no longer applicable unless approval for repayment of Debenture has not been granted by the Florida Office of Insurance Regulation.

4.

Financial Statement Disclosure. Said unpaid principal of this Debenture shall not form a part of the legal or statutory liabilities of Borrower. This amount shall be reported as surplus. Accrued and unpaid interest approved by the Florida Office of Insurance Regulation shall be reported as a legal and statutory liability of Borrower.

5.

Priority. In the event of reorganization, dissolution, 100% reinsurance or liquidation of Borrower after the retirement of all its outstanding obligations other than Subordinated Debentures, the holders of Subordinated Debentures remaining unpaid shall be entitled to preferential right in remaining assets of Borrower equal to the unpaid principal balance, plus accrued interest, before any distribution of such assets to shareholders or other owners pursuant to Section 631.271, Florida Statutes.

6.	No modification or amendment may be made with respect to this Debenture without prior written approval of the Florida Office of Insurance Regulation.

7.	This Debenture contains the entire agreement between the above referenced parties. There are no other addendums or agreements with any other party which form a part of this contract.

This Debenture is transferable only by assignment on the books of Lender upon surrender of this Debenture properly assigned. The reissued Debenture must be submitted to the Commissioner of the Office of Insurance Regulation and is subject to all the terms, conditions, and limitations herein contained.

Signature page follows

IN WITNESS WHEREOF, this Debenture has been executed and delivered as of the date first written above on behalf of the parties hereto by their respective officers duly authorized hereunto.

Attest:	Manatee Insurance Exchange

	By	/s/ David Flitman
	Print Name:	David Flitman
	Title:	President and CEO

STATE OF FLORIDA
COUNTY OF HILLSBOROUGH

The foregoing instrument was acknowledged before me by David Flitman on behalf of Borrower, this 18th day of January, 2024.

Nicole Pirolo (Notary Public)
Personally Known X OR Produced Identification
Type of Identification Produced

Attest:	Acrisure SI-Vehicles, LLC

	By	/s/ Ryan G. Foley
	Print Name:	Ryan G. Foley
	Title:	Executive Vice President

STATE OF MICHIGAN
COUNTY OF KENT}

The foregoing instrument was acknowledged before me by Ryan G. Foley on behalf of Lender, this 18th day of January, 202 .

[illegible]
(Notary Public)
Personally Known X OR Produced Identification
Type of Identification Produced